Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 6 DATED FEBRUARY 13, 2007

TO THE PROSPECTUS DATED NOVEMBER 21, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 6 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006 as supplemented by our Supplement No. 1 dated December 11, 2006, our Supplement No. 2 dated December 12, 2006, our Supplement No. 3 dated December 28, 2006, our Supplement No. 4 dated January 31, 2007, and our Supplement No. 5 dated February 6, 2007.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Prospective Property Acquisition

On February 9, 2007, we deposited a non-refundable amount of $500,000 into an escrow account in connection with an intended acquisition of an office property (the “Shackleford Office Center”) located in Little Rock, Arkansas, as described further below. The escrow account has been established pursuant to a purchase agreement entered into by and between a wholly-owned subsidiary of ours and Harris/Hathaway JV LLC, the seller.

The total approximate acquisition cost for Shackleford Office Center is expected to be $21,320,000 and includes a purchase price of $21,000,000, plus additional transfer taxes, due diligence and closing costs. The total approximate acquisition cost for Shackleford Office Center does not include an estimated acquisition fee to be paid by us (pursuant to the terms of an advisory agreement described in our prospectus) to Dividend Capital Total Advisors LLC (our advisor) in the amount of approximately $420,000.

The total approximate acquisition cost for Shackleford Office Center is intended to be funded as follows: (i) an equity contribution from us using proceeds from our public equity offering and available cash, and (ii) debt financing, the terms of which have not yet been determined.

The estimated closing date for the purchase of Shackleford Office Center is expected to be February 28, 2007.

There is no assurance that we will enter that we will be able to purchase Shackleford Office Center on the terms set forth herein or at all.